As filed with the Securities and Exchange Commission on September 30, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

HSBC Holdings plc

42nd Floor, 8 Canada Square,
London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes      No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...........)

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427 and 333-127327.

HSBC HOLDINGS PLC
US GAAP information for the six months ended 30 June 2005

Back to Contents

Cautionary Statement Regarding Forward-Looking Statements

The following analysis contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

     Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’) on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

     Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Financial Review’. A more detailed cautionary statement is given on pages 5 and 6 of the Annual Report and Accounts 2004.

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiary and associated undertakings. When used in the terms ‘shareholders’ equity’ and ‘profit attributable to shareholders’, ‘shareholders’ means holders of HSBC ordinary shares.

Statutory Accounts

The information in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (‘the Act’). The statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

Back to Contents

1.	Amounts in accordance with US GAAP

The consolidated financial statements of HSBC are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) which differ in certain significant respects from Generally Accepted Accounting Principles in the United States ('US GAAP'). HSBC’s Interim Report for the six months to 30 June 2005, prepared in accordance with IFRSs, was filed on Form 6-K on 5 August 2005.

In preparing its interim consolidated financial statements, HSBC has elected to take advantage of certain transitional provisions within IFRS 1 'First-time Adoption of International Financial Reporting Standards' which offer exemption from presenting comparative information or applying IFRSs retrospectively. The most significant of these provisions is the exemption from presenting comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' ('IAS 32'), IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') and IFRS 4 'Insurance Contracts' ('IFRS 4'). IFRSs comparative information for financial instruments and insurance contracts has been prepared on the basis of HSBC's previous accounting policies. The accounting policies applied to financial instruments and insurance contracts for 2004 are disclosed in italics in Section 2 below.

This document should be read in conjunction with the Interim Report which explains the impact of IAS 32, 39 and IFRS 4 in more detail.

Amounts in accordance with US GAAP	Half-year to
	30 June 2005	30 June 2004	31 December 2004
	US$m	US$m	US$m
Income statement for the period
Net income available for ordinary shareholders	9,105	7,338	5,168
Other comprehensive income	(5,781)	(4,156)	5,139
Dividends	(4,575)	(4,053)	(2,879)

Balance sheet data at period-end
Total assets	1,493,120	1,135,976	1,266,365
Shareholders’ equity	89,260	80,808	90,082

	US$	US$	US$
Per ordinary share amounts
Basic earnings	0.83	0.68	0.47
Diluted earnings	0.82	0.67	0.46
Dividends	0.41	0.37	0.26
Net asset value at period end	7.95	7.33	8.06

Back to Contents

Amounts in accordance with US GAAP

	2004	2003	2002	2001	2000
	US$m	US$m	US$m	US$m	US$m
Income statement for the year
Net income available for ordinary shareholders	12,506	7,231	4,900	4,911	6,236
Other comprehensive income	983	7,401	5,502	(1,439)	(511)
Dividends	(6,932)	(6,974)	(4,632)	(4,394)	(3,137)

Balance sheet at 31 December
Total assets	1,266,365	1,012,023	763,565	698,312	680,076
Shareholders’ equity	90,082	80,251	55,831	48,444	48,072

	US$	US$	US$	US$	US$
Per ordinary share
Basic earnings	1.15	0.69	0.52	0.53	0.71
Diluted earnings	1.13	0.69	0.52	0.53	0.70
Dividends	0.63	0.685	0.495	0.48	0.34
Net asset value at year end	8.06	7.32	5.89	5.18	5.19

2.	Differences between IFRSs and US GAAP

The following is a summary of the significant differences applicable to HSBC:

Shareholders’ interest in the long-term assurance fund

IFRSs

•	IFRS 4 permits entities to continue to account for insurance contracts under guidance issued under previous GAAP until a comprehensive standard relating to the measurement of insurance assets and liabilities is developed.

•	Under UK GAAP, and, hence, current IFRSs, the value placed on HSBC’s interest in long-term assurance business includes a valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries.

•	Movements in the value of in-force long-term assurance business are included in other operating income on a gross of tax basis.

•	From 1 January 2005, a contract that transfers financial risk, without significant insurance risk, is classified as an investment contract, and accounted for as a financial instrument under IAS 39.

US GAAP

•	The net present value of future earnings is not recognised. Acquisition costs and fees are deferred and amortised in accordance with SFAS 97 ‘Accounting and reporting by insurance enterprises for certain long-duration contracts and for realised gains and losses from the sale of investments’.

Impact

•	US GAAP shareholders' equity is lower than that under IFRSs as a result of not recognising the present value of in-force long-term assurance business.

•	The effect of this is offset partly by the deferral and amortisation of acquisition costs under US GAAP, which are written off immediately as an expense for long-term assurance business reported according to the above method under IFRSs.

Back to Contents

Long-term assurance assets and liabilities

IFRSs

•	Long-term assurance fund assets, excluding own shares held, are classified consistently with other holdings of similar assets, unless designated as at fair value (see below). Liabilities attributable to policyholders under insurance contracts are recognised in accordance with IFRS 4 and appropriate actuarial principles as 'Liabilities under insurance contracts'. Liabilities attributable to policyholders under linked investment contracts are recognised at fair value as financial liabilities under 'Liabilities to customers under investment contracts'. Prior to 1 January 2005, both types of contract were recognised as 'Liabilities to policyholders under long-term assurance business'.

US GAAP

•	Under the Statement of Position issued by the American Institute of Certified Public Accountants (‘AICPA SOP’) 03-1, ‘Accounting and reporting by Insurance Enterprises for certain Non-traditional and Long-duration Contracts and for Separate Accounts’, which became fully effective in 2004, where assets qualify for separate accounting they should be measured at fair value and be reported in the financial statements as a summary total, with an equivalent summary total for related liabilities. Otherwise, assets representing policyholders funds under the arrangements should be accounted for and recognised as general account assets, i.e. consistent with other holdings of similar assets. Any related liability should be accounted for as a general account liability.

Impact

•	Assets that are held within accounts meeting the definition of separate accounts in SOP 03-1 are presented as a single line within other assets, in the US GAAP balance sheet.

Pension costs

IFRSs

•	IAS 19 ‘Employee Benefits’ requires pension liabilities to be assessed based on current actuarial assumptions and methods and pension assets to be measured at fair value. The net pension surplus or deficit, representing the difference between plan assets and liabilities, is recognised on the balance sheet.

•	As permitted by IAS 19 (revised 2004), HSBC elects to record all actuarial gains and losses on the pension surplus or deficit in the year they occur within the Statement of Recognised Income and Expense.

US GAAP

•	SFAS 87 ‘Employers’ Accounting for Pensions’ prescribes a similar method of actuarial valuation for pension liabilities and measurement of plan assets at fair value.

•	Where the accumulated benefit obligation (the value of benefits accrued based on employee service up to the balance sheet date) exceeds the value of plan assets, HSBC recognises an additional minimum pension liability equal to this excess, as long as the excess is greater than any accrual already established for unfunded pension costs.

•	SFAS 87 does not permit recognition of all actuarial gains and losses in a performance statement other than the primary income statement. Under US GAAP, HSBC elects to use the 'corridor method', whereby actuarial gains and losses outside a certain range are recognised in the income statement, in equal amounts over the remaining service lives of current employees. That range is equal to 10% of the greater of plan assets and plan liabilities. The remaining additional minimum pension liability is recognised directly in Other Comprehensive Income.

Back to Contents

Impact
•	US GAAP net income is lower than that under IFRSs as a result of the amortisation of actuarial losses (which exceed gains) outside the 10% 'corridor'.

•	US GAAP shareholders' equity is higher than under IFRSs since deficits (which exceed surpluses) recognised under IFRSs exceed the minimum pension liability recognised under US GAAP.

Stock-based compensation

IFRSs

•	IFRS 2 'Share-based Payment' requires that where annual bonuses are paid in restricted shares, whereby the employee must remain with HSBC for a fixed period in order to receive the shares, the award is expensed over that period.

US GAAP

•	In its US GAAP reporting, under SFAS 123 'Accounting for Stock Based Compensation', HSBC has interpreted the service period as being the period to which the bonus relates.

•	For 2005 bonuses, awarded in early 2006, HSBC will follow SFAS 123 (revised 2004) 'Share-Based Payment' ('SFAS 123R'). SFAS 123R is consistent with IFRS 2, requiring restricted bonuses be expensed over the period the employee must remain with HSBC. However, SFAS 123R only applies to awards made after the date of adoption, which HSBC has elected as 1 July 2005.

Impact

•	A portion of bonuses awarded in respect of 2002, 2003 and 2004 are expensed in IFRSs net income during the first half of 2005. Such awards have already been expensed in those years for US GAAP purposes. 2005 bonuses will be expensed over the vesting period under both IFRSs and US GAAP. This results in higher net income under US GAAP during 2005.

•	IFRSs and US GAAP are now largely aligned and this transition difference will be eliminated over the next few years.

Goodwill, purchase accounting and intangibles

IFRSs

•	IFRS 3 ‘Business Combinations’ requires that goodwill should not be amortised but should be tested for impairment at least annually at the reporting unit level by applying a test based on recoverable amount.

•	The book value of goodwill existing at 31 December 2003 under UK GAAP is carried forward under IFRSs from 1 January 2004, subject to limited adjustments.

•	Prior to 1998, goodwill under UK GAAP was written off against equity. HSBC did not elect to reinstate this goodwill on its balance sheet upon transition to IFRSs.

•	After 1998, goodwill was capitalised and amortised over its useful life.

•	Where quoted securities are issued as part of the purchase consideration in an acquisition, the fair value of those securities for the purpose of determining the cost of acquisition is the market price of the securities at the date of acquisition.

Back to Contents

US GAAP

•	Goodwill acquired up to 30 June 2001 was capitalised and amortised over its useful life but not more than 25 years. The amortisation of previously acquired goodwill ceased from 31 December 2001.

•	Where quoted securities are issued as part of the purchase consideration in an acquisition, the fair value of those securities for the purpose of determining the cost of acquisition is the average market price of the securities for a reasonable period before and after the date that the terms of the acquisition are agreed and announced.

Impact

•	Total goodwill, and shareholders' equity, is higher under US GAAP since (a) pre-1998 goodwill is included on the balance sheet, and (b) amortisation of goodwill ceased on 31 December 2001, compared with 31 December 2003 under IFRSs.

•	However, US GAAP goodwill on the acquisition of HSBC Finance Corporation is lower than that under IFRSs. This is principally as a result of differing accounting for securitisation and intangibles in the acquired balance sheets. Previously recognised gains on the sale of assets to securitisation vehicles are eliminated for IFRSs purposes and the securitised assets are recognised on balance sheet. US GAAP also required recognition of a significant amount of intangible assets on acquisition that were not recognised for IFRSs purposes since HSBC elected not to restate business combinations prior to 1 January 2004 on transition to IFRSs. Offsetting this is the recognition of a deferred tax liability under US GAAP in respect of these intangibles and gains on sale of securitised assets.

•	The impact of these items is further offset by a higher value placed on HSBC shares as part of the purchase consideration under US GAAP. The HSBC share price fell between the time of announcement in November 2002 and completion of the acquisition in March 2003.

Property

IFRSs

•	Under the transition rules of IFRS 1, HSBC has elected to freeze the value of its properties at their 1 January 2004 valuations. These are the 'deemed cost' of properties under IFRSs and will not be revalued in the future. Properties held at historical or deemed cost are depreciated except for freehold land and leasehold leases greater than 500 years. Investment properties are not depreciated.

•	Investment properties are recognised at current market value with gains or losses recognised in net income for the period.

US GAAP

•	US GAAP does not permit revaluations of property, including investment property, although it requires recognition of asset impairment. Any realised surplus or deficit is, therefore, reflected in income on disposal of the property. Depreciation is charged on all properties based on cost.

Impact

•	For property held for own use, this reflects revaluation surpluses recorded prior to 1 January 2004. Consequently, the value of tangible fixed assets under US GAAP, and shareholders' equity, is lower than that under IFRSs.

•	There is a correspondingly lower depreciation charge and higher net income under US GAAP, partially offset by higher gains (or smaller losses) on the disposal of fixed assets.

Back to Contents

•	For investment properties, US GAAP net income does not reflect the gain or loss recorded under IFRSs for the period.

Derivatives and hedge accounting

IFRSs

From 1 January 2005

•	Derivatives are recognised initially, and are subsequently remeasured, at fair value. Fair values are obtained from quoted market prices in active markets, or by using valuation techniques, including recent market transactions, where an active market does not exist. Valuation techniques include discounted cash flow models and option pricing models as appropriate. All derivatives are classified as assets when their fair value is positive, or as liabilities when their fair value is negative.

•	In the normal course of business, the fair value of a derivative on initial recognition is considered to be the transaction price (i.e. the fair value of the consideration given or received). However, in certain circumstances the fair value of an instrument will be evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets, including interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading profit or loss on inception of the derivative. If observable market data are not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis, or recognised in the income statement when the inputs become observable, or when the transaction matures or is closed out.

•	Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value through profit and loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

•	Derivative assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set-off exists, and the cash flows are intended to be settled on a net basis.

•	The method of recognising the resulting fair value gains or losses depends on whether the derivative is held for trading, or is designated as a hedging instrument, and if so, the nature of the risk being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement. Where derivatives are designated as hedges, HSBC classifies them as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedge’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedge’); or (iii) hedges of net investments in a foreign operation (‘net investment hedge’). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

Hedge accounting

•	It is HSBC’s policy to document, at the inception of a hedging relationship, the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge. Such policies also require documentation of the assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks. Interest on designated qualifying hedges is included in ‘Net interest income’.

Back to Contents

Fair value hedge

•	Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement, together with changes in the fair value of the asset or liability or group thereof that are attributable to the hedged risk.

•	If the hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the residual period to maturity.

Cash flow hedge

•	The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. Any gain or loss relating to an ineffective portion is recognised immediately in the income statement.

•	Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

•	When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

•	Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

Hedge effectiveness testing

•	To qualify for hedge accounting, IAS 39 requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) must also be demonstrated on an ongoing basis.

•	The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method an HSBC entity adopts for assessing hedge effectiveness will depend on its risk management strategy.

•	For fair value hedge relationships, HSBC entities utilise the cumulative dollar offset method or regression analysis as effectiveness testing methodologies. For cash flow hedge relationships, HSBC entities utilise the change in variable cash flow method or the cumulative dollar offset method using the hypothetical derivative approach.

Back to Contents

•	For prospective effectiveness, the hedging instrument must be expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness, the changes in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent for the hedge to be deemed effective.

Derivatives that do not qualify for hedge accounting

•	All gains and losses from changes in the fair value of any derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. These gains and losses are reported in ‘Trading income’, except where derivatives are managed in conjunction with financial instruments designated at fair value, in which case gains and losses are reported in ‘Net income from financial instruments designated at fair value’.

From 1 January 2004 to 31 December 2004

•	Derivative financial instruments comprised futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate, equity, credit derivative, and commodity markets that were held off-balance sheet. Netting was applied where a legal right of set-off existed.

•	Accounting for these instruments was dependent upon whether the transactions were undertaken for trading or non-trading purposes.

Trading transactions

Trading transactions included transactions undertaken for market-making, to service customers’ needs and for proprietary purposes, as well as any related hedges.

•	Transactions undertaken for trading purposes were marked-to-market and the net present value of any gain or loss arising was recognised in the income statement as ‘Trading income’, after appropriate deferrals for unearned credit margins and future servicing costs. Derivative trading transactions were valued by reference to an independent liquid price where this was available. For those transactions where there were no readily available quoted prices, which predominantly related to over the counter transactions, market values were determined by reference to independently sourced rates, using valuation models. If market observable data was not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, was not recognised immediately in the income statement. This amount was held back and recognised over the life of the transaction where appropriate, or released to the income statement when the inputs became observable, or, when the transaction matured or was closed out. Adjustments were made for illiquid positions where appropriate.

•	Assets, including gains, resulting from derivative exchange rate, interest rate, equities, credit derivative and commodity contracts which were marked-to-market were included in ‘Derivatives’ on the assets side of the balance sheet. Liabilities, including losses, resulting from such contracts, were included in ‘Derivatives’ on the liabilities side of the balance sheet.

Non-trading transactions

•	Non-trading transactions, which were those undertaken for hedging purposes as part of HSBC’s risk management strategy against cash flows, assets, liabilities or positions, were measured on an accrual basis. Non-trading transactions included qualifying hedges and positions that synthetically altered the characteristics of specified financial instruments.

Back to Contents

•	Non-trading transactions were accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any gain or loss arising was recognised on the same basis as that arising from the related assets, liabilities or positions.

•	To qualify as a hedge, a derivative was required effectively to reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it was linked and be capable of designation as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative were required to be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria were met, the derivative was accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes included swaps, forwards and futures. Interest rate swaps were also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument had to be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and had to achieve a result that was consistent with defined risk management objectives. If these criteria were met, accruals based accounting was applied, i.e. income or expense was recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative was deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position was sold or terminated, the qualifying derivative was immediately marked-to-market and any gain or loss arising was taken to the income statement.

US GAAP

•	The accounting under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ is generally consistent with that under IAS 39 as described above (from 1 January 2005).

•	SFAS 133 permits the ‘shortcut method’ of hedge effectiveness testing for certain transactions. Under this method, it may be assumed, at inception of the hedge, there is no ineffectiveness in the hedging of interest rate risk with an interest rate swap provided specific criteria are met.

Impact

•	HSBC has not elected to satisfy the prescriptive hedging requirements of SFAS 133 in respect of external derivative contracts, with the exception of certain subsidiaries in North America. IFRSs hedging derivatives have been marked to market with the gain or loss recognised in net income for US GAAP purposes.

•	HSBC’s North American subsidiaries continue to follow the ‘shortcut method’ of hedge effectiveness testing for certain transactions in their US GAAP reporting. The shortcut method is not permitted by IFRSs and ineffectiveness in such hedges is measured and reported in HSBC's consolidated IFRSs financial statements. This ineffectiveness, in respect of these North American transactions only, is eliminated to arrive at HSBC's US GAAP net income.

Designation of financial assets and liabilities at fair value through profit and loss

IFRSs

•	Under IAS 39, a financial instrument, other than one held for trading, is classified in this category if it meets the criteria set out below, and is so designated by management. An entity may designate financial instruments at fair value where the designation:

–	eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

–	applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to key management personnel; or

Back to Contents

–	relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

•	Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. This designation, once made, is irrevocable in respect of the financial instruments to which it is made. Financial assets and financial liabilities are recognised using trade date accounting.

•	Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with related interest income and expense and dividends, within ‘Net income from financial instruments designated at fair value’.

US GAAP

•	There are no provisions to make such an election in US GAAP similar to that in IAS 39.

•	Generally, for financial assets to be measured at fair value with gains and losses recognised immediately in the income statement under US GAAP, they must meet the definition of trading securities in SFAS 115 'Accounting for Certain Investments in Debt and Equity Securities'. Financial liabilities are generally reported at amortised cost under US GAAP.

Impact

•	HSBC has used the fair value designation principally in the following cases:

–	for fixed rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps as part of an effective interest rate management strategy. Approximately US$48 billion of the Group’s debt issues have been accounted for using the option. Included in the expense of these debt issues are interest expense and the movement attributable to changes in credit spread. The expense also includes any ineffectiveness inherent in the economic relationship between the offsetting swaps and own debt. This may arise from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. Additionally, this economic relationship will be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of these other changes will be volatile from period to period.

–	certain assets held by insurance operations to meet related liabilities under insurance and investment contracts (approximately US$12 billion of assets); and

–	liabilities under investment contracts where the change in value of a pool of assets is correlated with the change in value of the liability to policyholders (approximately US$9 billion of liabilities).

•	Under US GAAP, debt issues are reported at amortised cost. Where an offsetting derivative is providing an economic hedge for the asset or liability, this results in asymmetrical accounting being reflected in US GAAP net income, except for some transactions in certain subsidiaries in North America where the relationship is elected a fair value hedge under SFAS 133.

•	Under US GAAP, assets held to meet insurance/investment contracts are reported as available-for- sale, with gains and losses taken directly to Other Comprehensive Income. Where the corresponding liability is reported at fair value, with movements reported immediately in net income, this results in asymmetrical accounting being reflected in US GAAP net income.

•	All these adjustments are included as 'Derivatives and hedge accounting' in the reconciliations below.

Back to Contents

Financial investments

IFRSs

From 1 January 2005

•	Treasury bills, debt securities and equity shares intended to be held on a continuing basis are classified as available-for-sale securities unless designated at fair value (see above) or classified as held-to-maturity.

•	Available-for-sale securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value. Changes in fair value are recognised in equity until the securities are either sold or impaired. On the sale of available-for-sale securities, cumulative gains or losses previously recognised in equity are recognised through the income statement and classified as ‘Gains less losses from financial investments’. Interest income is recognised on such securities using the effective interest rate method, calculated over the asset’s expected life. Where dated investment securities have been purchased at a premium or discount, these premiums and discounts are included in the calculation of the effective interest rate.

•	If an available-for-sale security is determined to be impaired, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

•	The foreign exchange gains or losses on foreign currency denominated available-for-sale securities are recognised in net income to the extent they relate to the translation of amortised cost of the security.

1 January 2004 to 31 December 2004

•	Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Premiums or discounts on dated investment securities purchased at other than face value are amortised through the profit and loss account over the period from date of purchase to date of maturity and are included in ‘interest income’. Any gain or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in ‘Gains less losses from financial investments'.

•	Foreign currency exchange differences on foreign currency-denominated monetary items, including securities, are recognised in the income statement.

US GAAP

•	All debt securities and quoted equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading (SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’).

•	Held-to-maturity debt securities are measured at amortised cost.

•	Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of shareholders’ funds. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders’ funds.

•	A decline considered other than temporary in fair value below cost of an available-for-sale or held-to-maturity security is treated as a realised loss and included in earnings. This lower fair value is then treated as the cost basis for the security. A decline in fair value is generally considered other than temporary where management does not have the ability and intent to hold the investment for a reasonable period of time sufficient for the fair value to recover back up to the cost of the investment.

Back to Contents

•	Unquoted equity shares are measured at cost, less any provisions for impairment, and are reported within 'other assets'.

Impact

•	In 2004, available for sale securities, other than unquoted equity shares, are recorded at fair value in the US GAAP balance sheet which is higher than cost in the comparative IFRSs balance sheet.

•	In 2005, certain assets have been reported as 'designated as at fair value' for IFRS purposes (see above).

•	Under US GAAP unquoted equity shares are recorded at cost rather than fair value.

•	Foreign exchange gains and losses on foreign currency denominated available-for-sale securities, recognised in net income under IFRSs are not reflected in US GAAP net income where they are deferred and recognised on maturity or sale of the security.

•	Subsequent recoveries in the value of an impaired debt security are not reported in net income for US GAAP purposes.

Interests in own shares held

IFRSs

•	IAS 32 requires that HSBC Holdings' shares are deducted from shareholders’ funds. No gains or losses are recognised on own shares held.

•	The rules in IAS 32 also apply to derivatives over HSBC’s own shares, where they meet the definition of equity instruments, and HSBC shares held to meet liabilities under insurance and investment contracts.

US GAAP

•	AICPA Accounting Research Bulletin 51 ‘Consolidated Financial Statements’ requires a reduction in shareholders’ equity for own shares held. The rules in ARB 51 do not extend to derivatives over HSBC’s own shares.

•	AICPA Accounting Research Bulletin 43 ‘Restatement and Revision of Accounting Research Bulletins’ also requires a reduction in shareholders’ equity for own shares held. HSBC shares held within ‘Long-term assurance assets attributable to policyholders’ remain classified as an asset where the criteria for classification as ‘separate accounts’ are met.

Impact

•	Certain insurance operations hold shares in HSBC as part of policyholder funds that qualify for classification as 'separate accounts'. These shares represent an addition to shareholders' equity for US GAAP purposes and are reported within 'other assets' with gains and losses during the period reported in other income where they are matched with corresponding movements in the amounts attributable to policyholders. No such gains and losses are recognised under IFRSs and the costs of the shares remain deducted from shareholders' equity.

Back to Contents

Loan origination

IFRSs

From 1 January 2005

•	Certain loan fee income and incremental directly attributable loan origination costs are amortised to the profit and loss account over the life of the loan as part of the effective interest calculation under IAS 39.

1 January 2004 to 31 December 2004

•	Prior to 1 January 2005, fee and commission income was accounted for in the period when receivable, except when charged to cover the costs of a continuing service to, or risk borne for, the customer, or was interest in nature. In these cases, income was recognised on an appropriate basis over the relevant period. Loan costs associated with origination were generally expensed as incurred.

US GAAP

•	Certain loan fee income and direct but not necessarily incremental loan origination costs, including an apportionment of overheads, are amortised to the profit and loss account over the life of the loan as an adjustment to interest income (SFAS 91 ‘Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases’.)

Impact

•	A greater amount of costs are deferred and amortised under US GAAP, such as an apportionment of base salaries. These are not incremental and directly attributable to a specific loan origination and so would be written off in the period they are incurred under IFRSs. This results in increased net income and shareholders' equity under US GAAP since in the years presented the extra cost deferral under US GAAP exceeds the amortisation of previously deferred costs.

Securitisations

IFRSs

•	The recognition of securitised assets is governed by a three-step process. The process may be applied to the whole asset, or a part of an asset:

–	If the rights to the cash flows have been transferred to a third party, those securitised assets should be derecognised.

–	If the rights to the cash flows are retained but there is a contractual obligation to pay the cashflows to another party, the securitised assets should be derecognised if certain conditions are met, for example, where there is no obligation to pay amounts to the eventual recipient unless an equivalent amount is collected from the original asset.

–	If it is determined that some significant risks and rewards of ownership have been transferred, but some significant risks and rewards have also been retained, it must be determined whether or not control has been retained. If it has not been retained, the asset should be derecognised. If control has been retained, an entity shall continue to recognise the asset to the extent of its continuing involvement.

US GAAP

•	SFAS 140 ‘Accounting for Transfers and Servicing of Finance Assets and Extinguishments of Liabilities’ requires that receivables that are sold to a special purpose entity and securitised can only be derecognised and a gain or loss on sale recognised if the originator has surrendered control over those securitised assets.

Back to Contents

•	Control has been surrendered over transferred assets if and only if all of the following conditions are met:

–	The transferred assets have been put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

–	Each holder of interests in the transferee (i.e. holder of issued notes) has the right to pledge or exchange their beneficial interests, and no condition constrains this right and provides more than a trivial benefit to the transferor.

–	The transferor does not maintain effective control over the assets through either an agreement that obligates the transferor to repurchase or to redeem them before their maturity or through the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

–	If these conditions are not met the securitised assets should continue to be consolidated.

•	Where HSBC retains an interest in the securitised assets, such as a servicing right or the right to residual cash flows from the special purpose entity, HSBC recognises this interest at fair value on sale of the assets.

Impact

•	Gains on sale of assets to securitisation vehicles are recognised under US GAAP in cases where no such gain is recognised under IFRSs. This will result in higher US GAAP net income in periods where there is significant securitisation activity. Since early 2004, HSBC has reduced securitisation activity resulting in 'gain on sale' accounting under US GAAP. As a result, net income is lower under US GAAP since the amortisation of HSBC's retained interest in previous securitisations exceeds the gains on new transactions where a gain is recognised, which largely represent replenishments of short-term receivables to existing vehicles.

Consolidation of Special Purpose Entities or Variable Interest Entities

IFRSs

•	Under the IASB's Standards Interpretations Committee ('SIC') Interpretation 12, a special purpose entity (‘SPE’) should be consolidated when the substance of the relationship between an enterprise and the SPE indicates that the SPE is controlled by that enterprise.

US GAAP

•	FASB Interpretation No. 46 (revised December 2003) ‘Consolidation of Variable Interest Entities’ (‘FIN 46R’) requires consolidation of Variable Interest Entities (‘VIEs’) in which HSBC is the primary beneficiary and disclosures in respect of all other VIEs in which it has a significant variable interest.

•	A VIE is an entity in which equity investors do not hold an investment with the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. HSBC is the primary beneficiary of a VIE if its variable interests absorb a majority of the entity’s expected losses. Variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in the fair value of an entity’s net assets exclusive of variable interests. If no party absorbs a majority of the entity’s expected losses, HSBC consolidates the VIE if it receives a majority of the expected residual returns of the entity.

Impact

•	Where HSBC is deemed the primary beneficiary under US GAAP, but does not consolidate the vehicle under IFRSs, the assets and liabilities of that vehicle are consolidated on the US GAAP balance sheet. This results in a grossing up of the balance sheet but does not have a material impact on net income for the period or on shareholders' equity.

•	Where HSBC is deemed not to be the primary beneficiary under US GAAP of a vehicle that is consolidated under IFRSs, the assets and liabilities of that vehicle are de-consolidated in the US GAAP balance sheet. This results in a netting down of the 2004 balance sheet but does not have a material impact on net income for the periods or on shareholders' equity.

Back to Contents

Restructuring provisions

IFRSs

•	In accordance with IAS 37 ‘Provisions, contingent liabilities and contingent assets’, provisions are made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan to exit, and has raised a valid expectation of carrying out that plan.

US GAAP

•	SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Accordingly, provisions are recognised upon the implementation of the restructuring plan.

Impact

•	HSBC has plans to restructure and streamline various operations. The recognition of costs associated with such plans is earlier under IFRSs than US GAAP, for example, where there is a time lag between developing and communicating a formal plan, and putting it into practice. This has resulted in higher net income and shareholders' equity under US GAAP in 2003. In 2004 and 2005, the impact on net income has reversed, as the provision is recognised under US GAAP.

Loan impairment

IFRSs

•	Where there is evidence of impairment, based on statistical models using historic loss rates adjusted for economic conditions, portfolios of loans are written down to their net recoverable amount. The net recoverable amount is the present value of the estimated future recoveries discounted at the portfolio's original effective interest rate and includes reasonably estimable recoveries on loans individually identified for write-off pursuant to HSBC's credit guidelines.

US GAAP

•	Where the delinquency status of loans in a portfolio is such that there is no realistic prospect of recovery of these amounts, the loans are written off in full, or to recoverable value where collateral exists. The delinquency status, for example, the number of days payment is overdue, where write-off occurs is applied consistently across similar loan products as described in HSBC's credit guidelines. Where local regulators mandate the delinquency status at which write-off must occur for different retail products and these reasonably reflect estimable recoveries on individual loans, this basis of measuring impairment is reflected in US GAAP accounting. Cash recoveries relating to pools of such written-off loans, if any, are reported as loan recoveries upon collection.

Impact

•	Under both IFRSs and US GAAP, Group policy and regulatory instruction mandate that individual loans evidencing adverse credit characteristics, which indicate no reasonably estimable prospect of recovery, are written off. Where, on a portfolio basis, cash flows can reasonably be estimated in aggregate from these written-off loans, an asset equal to the present value of such future cash flows will continue to be recognised under IFRSs.

•	No asset for future recoveries from written-off assets was recognised in the balance sheet under IFRSs prior to 1 January 2005.

Back to Contents

Interest recognition

IFRSs

•	The calculation and recognition of the effective interest rate under IAS 39 requires all estimated fees and points that are an integral part of the effective interest rate be included.

US GAAP

•	FAS 91 also generally requires all fees and costs associated with originating a loan be recognised as interest but, where the interest rate increases during the term of the loan, prohibits the recognition of interest income to the extent that the net investment in the loan would increase to an amount greater than the amount at which the borrower could settle the obligation.

Impact

•	Where HSBC provides introductory incentives of either a low or nil interest rate for the early period of a loan, interest income on such products is recognised under IFRSs based on the overall effective interest rate over the expected life of the product. No interest income is recognised during the incentive period under US GAAP.

3.	Reconciliations from IFRSs to US GAAP

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP:

	Half-year to	Half-year to	Half-year to	Full year to
	30 June	30 June	31 December	31 December
	2005	2004	2004	2004
	US$m	US$m	US$m	US$m
Net income
Profit attributable to shareholders of HSBC (IFRSs)	7,596	6,940	5,978	12,918
Shareholders’ interest in long-term assurance fund	(55)	(76)	(26)	(102)
Pension costs	(82)	(184)	110	(74)
Stock based compensation	77	(62)	(21)	(83)
Intangible assets	(189)	(165)	(158)	(323)
Purchase accounting adjustments	(50)	(277)	102	(175)
Derivatives and hedge accounting	(15)	(255)	499	244
Foreign exchange gains/losses on available-for-sale securities	2,210	1,695	(626)	1,069
Loan origination	199	109	34	143
Securitisations	(333)	(381)	(716)	(1,097)
Loan impairment	(35)	—	—	—
Interest recognition	(36)	—	—	—
Other	(29)	60	(37)	23
Taxation, including on reconciling items	(25)	30	(107)	(77)
Minority interest in reconciling items	(128)	(96)	136	40

Net income (US GAAP)	9,105	7,338	5,168	12,506

	US$	US$	US$	US$
Per share amounts (US GAAP)
Basic earnings per ordinary share	0.83	0.68	0.47	1.15
Diluted earnings per ordinary share	0.82	0.67	0.46	1.13

Back to Contents

	30 June 2005	30 June 2004	31 December 2004
	US$m	US$m	US$m
Shareholders’ equity
Total shareholders’ equity (IFRSs)	86,713	77,066	85,522
Shareholders’ interest in long-term assurance fund	(1,234)	(1,509)	(1,600)
Pension costs	750	1,019	1,557
Fair value adjustment for securities available for sale	(561)	764	1,969
Goodwill	1,188	1,071	1,594
Revaluation of property	(1,661)	(1,340)	(1,269)
Purchase accounting adjustments	1,345	1,160	1,142
Intangibles	2,254	2,626	2,437
Derivatives and hedge accounting	1,241	195	356
Loan origination	670	311	375
Securitisations	(571)	354	(358)
Loan impairment	(382)	—	—
Interest recognition	(103)	—	—
Other	86	(531)	(385)
Taxation, including on reconciling items	(1,387)	(520)	(1,196)
Minority interest in reconciling items	912	142	(62)

Total shareholders’ equity (US GAAP)	89,260	80,808	90,082

	Half-year to	Half-year to	Half-year to	Full-year
	30 June 2005	30 June 2004	31 December 2004	31 December 2004
	US$m	US$m	US$m	US$m
Movement in total shareholders’ equity (US GAAP)
Balance brought forward	90,082	80,251	80,808	80,251
Net income	9,105	7,338	5,168	12,506
Dividends	(4,575)	(4,053)	(2,879)	(6,932)
Share options	102	117	117	234
Shares issued in lieu of dividends	454	1,625	982	2,607
New share capital subscribed net of costs	71	86	495	581
Other, including movements in own shares held	(198)	(400)	252	(148)
Net change in net unrealised gains/losses on securities available for sale, net of tax effect	(1,847)	(2,118)	1,281	(837)
Net change in net unrealised gains on derivatives classified as cash flow hedges, net of tax effect	(119)	(146)	(203)	(349)
Minimum pension liability adjustment, net of tax effect	—	—	(195)	(195)
Exchange and other movements	(3,815)	(1,892)	4,256	2,364
Total Other Comprehensive Income	(5,781)	(4,156)	5,139	983

Balance carried forward	89,260	80,808	90,082	90,082

Back to Contents

Total assets

Total assets at 30 June 2005, incorporating adjustments arising from the application of US GAAP, are estimated to be US$1,493,120 million; (30 June 2004: US$1,135,976 million; 31 December 2004: US$1,266,365 million).

Foreign exchange gains on available-for-sale securities

Within individual legal entities, HSBC holds securities in a number of different currencies which are classified as available-for-sale. For example, within the private bank in Switzerland, which has the US dollar as its reporting currency, HSBC holds euro-denominated bonds which are funded in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under IFRSs, both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange trading income. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US accounting rules, the change in value of the investments classified as available-for-sale is taken directly to reserves while the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale.

A similar difference arises when foreign currency exposure on foreign currency assets is covered using forward contracts but where HSBC does not manage these hedges to conform with the detailed US hedge designation requirements.

The result of this is that for the first half of 2005, US GAAP profits were increased by some US$2.2 billion compared with IFRSs profits. There is no difference in shareholders’ equity between IFRSs and US GAAP as a result of this item.

Approximately half of the adjustment for the first half of 2005 reflects the reversal of adjustments in prior periods on the maturity or disposal of securities. The other half of the adjustment reflects a strengthening of the US dollar and the Hong Kong dollar against the principal currencies in which HSBC holds ‘available-for-sale securities’.

Back to Contents

4.	Pension and other post-retirement benefits

The components of net periodic benefit cost related to HSBC’s defined benefit pension plans and post- retirement benefits other than pensions under US GAAP were as follows:

	Pension benefits for half-year to			Other post-retirement benefits for half-year to
	30 June 2005	30 June 2004	31 December 2004	30 June 2005	30 June 2004	31 December 2004
	US$m	US$m	US$m	US$m	US$m	US$m

Service cost	328	282	268	16	3	7
Interest cost	656	613	596	17	16	29
Expected return on plan assets	(680)	(637)	(641)	—	—	—
Amortisation of transition obligation	—	1	(1)	6	5	7
Amortisation of prior service cost	2	2	5	(5)	—	—
Amortisation of net loss	82	110	32		2	(2)
Curtailments	(3)	—	242	(1)	—	—

Net periodic benefit cost	385	371	501	33	26	41

Employer contributions

HSBC Bank (UK) Pension Plan

During the six months ended 30 June 2005, US$119 million of contributions have been made to the HSBC Bank (UK) Pension Plan. HSBC currently anticipates contributing an additional US$114 million to the HSBC Bank (UK) Pension Plan in 2005 for a total of US$233 million.

Other schemes

During the six months ended 30 June 2005, US$143 million of contributions have been made to other plans. HSBC currently anticipates contributing an additional US$66 million to the other pension plans in 2005 for a total of US$209 million.

5.	Future accounting developments (US GAAP)

The Financial Accounting Standards Board (‘FASB’) has issued the following accounting standards, which will become fully effective in future financial statements.

In May 2005 the FASB issued Statement of Financial Accounting Standards (‘SFAS’) No. 154 ‘Accounting Changes and Error Corrections’. In many, but not all aspects, SFAS 154 converges with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ in the accounting and reporting of accounting changes and corrections of errors. SFAS 154 is effective for fiscal years beginning after 15 December 2005. Adoption is not expected to have a material impact on the US GAAP information in HSBC’s financial statements.

Back to Contents

SFAS 123 (revised 2004) ‘Share-Based Payment (‘SFAS 123R’) was issued in December 2004 to replace SFAS 123 ‘Accounting for Stock Based Compensation’ (‘SFAS123’). SFAS 123R requires a fair value method of accounting for stock-based compensation plans. HSBC had already elected to follow the fair value method encouraged by SFAS 123. The other requirements of SFAS 123R and impact are outlined in section 2 ‘Differences between IFRSs and US GAAP’. HSBC has elected to adopt SFAS 123R from 1 July 2005.

In June 2005, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 04-5 ‘Determining whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights’. EITF 04-5 has a presumption that the general partner in a limited partnership or similar entity, such as a limited liability company, has control unless the limited partners have substantive kick-out rights or participating rights. The guidance contained in the EITF is effective after 29 June 2005 for all new partnerships formed and for existing partnerships that are modified after that date, and for all other existing partnerships it is effective no later than the beginning of the first reporting period beginning after 15 December 2005. The impact of EITF 04-5 on the US GAAP information in HSBC’s financial statements is currently under review.

6.	Supplementary information on transition to IFRSs

In addition to exempting companies from the requirement to restate comparatives for IAS 32, IAS 39 and IFRS 4, IFRS 1 grants certain exemptions from the full requirements of IFRSs to companies adopting IFRSs for the first time in the transition period.

HSBC has elected to take the following exemptions affecting comparative financial data:

(i)	Business combinations

HSBC has elected not to restate business combinations that took place prior to the 1 January 2004 transition date. The main difference of not applying this exemption would have been to recognise deferred tax on fair value adjustments at the date of acquisition. This would result in different amounts of goodwill and retained earnings at 1 January 2004. There would be no impact on net income going forward (unless any additional goodwill recognised triggered an impairment loss).

The recognition of additional intangibles if HSBC had restated prior business combinations, with a reduction in goodwill, net of deferred tax, would have reduced shareholders' equity and resulted in lower IFRSs net income due to the amortisation of intangibles with a definite life.

(ii)	Fair value or revaluation as deemed cost

A first-time adopter may elect to measure individual items of property at fair value at the date of transition to IFRSs and use that fair value as deemed cost at that date. HSBC has made this election.

If HSBC had continued to revalue properties, this would have led to tangible fixed assets increasing as at 31 December 2004 with a corresponding increase in other reserves (net of deferred tax liabilities). There would be a slightly increased depreciation charge and reduced net income going forward.

If HSBC had reverted to original cost as the basis for carrying properties, IFRSs net income would have been higher for 2004 and 2005 due to a reduced depreciation charge and shareholders' equity would be lower.

(iii)	Employee benefits

HSBC has elected to apply the employee benefits exemption and has, therefore, recognised in equity at 1 January 2004 all cumulative actuarial gains and losses on retirement benefit plans. Recognising certain actuarial gains and losses under a corridor approach would have reduced liabilities and increased retained earnings at 1 January 2004. HSBC has not elected to adopt a corridor approach going forward under IAS 19.

Back to Contents

(iv)	Cumulative translation differences

HSBC has set the cumulative translation differences for all foreign operations to zero at 1 January 2004. Retrospective application of IAS 21 would have resulted in a re-allocation between retained earnings and other reserves as at 1 January 2004 but no impact on total equity.

(v)	Share-based payment transactions

HSBC has elected to undertake full retrospective application of IFRS 2 'Share-based Payment'. Excluding share options issued before 7 November 2002 as permitted by IFRS 1, would have slightly reduced administrative expenses and increased net income in 2004. There would have been no impact on retained earnings or total equity.

7.	Ratio of earnings to combined fixed charges and preference share dividends

The ratios of earnings to combined fixed charges and preference share dividends for the periods indicated, using financial information calculated in accordance with IFRSs, UK GAAP and estimated financial information adjusted to reflect US GAAP, are:

	6 months ended 30 June 2005	Year ended 31 December
		2004	2003	2002	2001	2000

Ratios in accordance with IFRSs
Excluding interest on deposits	8.65	8.64	N/A	N/A	N/A	N/A
Including interest on deposits	1.61	1.86	N/A	N/A	N/A	N/A

Ratios in accordance with UK GAAP
Excluding interest on deposits	N/A	8.07	7.41	6.57	4.90	5.83
Including interest on deposits	N/A	1.81	1.80	1.66	1.35	1.38

Ratios in accordance with US GAAP
Excluding interest on deposits	9.91	8.49	6.33	5.42	4.90	5.67
Including interest on deposits	1.71	1.85	1.67	1.53	1.34	1.37

For the purpose of calculating the ratios of earnings to combined fixed charges and preference share dividends, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor. This includes interest expense arising on trading liabilities and liabilities designated at fair value under IFRSs.

The above table contains ratios based on UK GAAP, HSBC's previous primary GAAP, which is not comparable to financial information based upon IFRS, as explained when HSBC published its 2004 IFRS Comparative Financial Information on 5 July 2005.

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

	By:	/s/ Paul Andrew Stafford
	Name:	Paul Andrew Stafford
	Title:	Assistant Group Secretary
Date: September 30, 2005